Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Interim Report

June 30, 2022

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page i

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED Condensed Consolidated StatementS of PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

		Group
		June 30 2022	June 30 2021
	Notes	A$	A$

Revenue, net	4	-	3,294
Cost of goods sold		-	(2,202)
		-	1,092

Interest income		398,797	9,848
Fair value gain/(loss) on derivative financial instruments		2,321,003	(2,914,034)
Gain on deemed disposal of subsidiary	24(a)	48,374	-
Other income	5	2,878	25,000
		2,771,052	(2,878,094)
EXPENSES
Employee benefit expenses		(1,005,898)	(1,058,535)
Depreciation and amortization		(1,002,985)	(653,226)
Professional and consulting expenses		(719,821)	(1,103,185)
Travel and accommodation expenses		(50,271)	(29,801)
Office expenses and supplies		(37,777)	(41,065)
Rental costs		(17,076)	(63,039)
Other operating expenses		(107,925)	(168,741)
Finance costs	6	(2,080,845)	(1,089,514)
Exchange gain/(losses)		144,361	(45,657)
Gain on Disposal of Subsidiary		96,453	-
Share of losses of associates		(98,032)	-
Total expenses		(4,879,816)	(4,252,763)

LOSS BEFORE INCOME TAX		(2,108,764)	(7,130,857)

Income tax expense	7(a)	-	-

LOSS FOR THE PERIOD		(2,108,764)	(7,130,857)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of overseas subsidiaries		2,010,272	417,589
Share of other comprehensive income of associates		16,269	-
Items that will not be reclassified to profit or loss:
Change in value of a financial asset at fair value through other comprehensive income		(380,000)	-
Other comprehensive income for the period, net of tax		1,646,541	417,589

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(462,223)	(6,713,268)

Loss for the period attributable to:
Owners of the Company		(1,347,401)	(6,680,453)
Non-controlling interests		(761,363)	(450,404)
		(2,108,764)	(7,130,857)

Total comprehensive loss for the period attributable to:
Owners of the Company		236,094	(6,414,078)
Non-controlling interests		(698,317)	(299,190)
		(462,223)	(6,713,268)
Loss per share
- Basic and diluted	9	(0.10)	(0.88)

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 1 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED Condensed Consolidated StatementS of Financial POSITION

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

		Group
		June 30 2022	December 31 2021
	Notes	A$	A$
ASSETS
CURRENT ASSETS
Cash and bank balances		348,521	274,767
Inventories	10	6,673,350	-
Right of use assets	18	438,821	513,942
Trade and other receivables	11	485,835	486,121
Other assets	12	3,158,028	2,006,636
Total current assets		11,104,555	3,281,466

NON-CURRENT ASSETS
Plant and equipment	13	6,188,326	6,441,734
Intangible assets	14	515,167	1,900,589
Financial asset at fair value through other comprehensive income	15	182,500	562,500
Investment in an associate	16	482,207	-
Other assets – equipment deposits	12	28,510,382	11,459,195
Amount due from an associate	17	170,507	-
Right of use assets	18	1,120,084	1,444,927
Total non-current assets		37,169,173	21,808,945
TOTAL ASSETS		48,273,728	25,090,411

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	19	1,147,197	2,424,717
Amounts due to related companies	20	-	247,406
Derivative financial instruments	21	-	2,321,003
Convertible promissory notes	22	-	4,311,416
Lease liabilities	18	372,883	425,567
Total current liabilities		1,520,080	9,730,109

NON-CURRENT LIABILITIES
Lease liabilities	18	1,284,460	1,403,932
Warrant liabilities		1,208,494	-
Total non-current liabilities		2,492,954	1,403,932
TOTAL LIABILITIES		4,013,034	11,134,041

NET CURRENT ASSETS/(LIABILITIES)		9,584,475	(6,448,643)

NET ASSETS		44,260,694	13,956,370

CAPITAL AND RESERVES
Issued capital (no par value, 15,785,072 ordinary shares issued and outstanding as of June 30, 2022 and 9,329,420 ordinary shares as of December 31, 2021)	23	79,979,235	48,144,406
Foreign currency translation reserves	25	2,709,574	762,347
Other reserves	25	(1,108,131)	62,500
Accumulated losses		(38,516,759)	(37,169,357)
Equity attributable to owners of the Company		43,063,919	11,799,896
Non-controlling interests		1,196,775	2,156,474
TOTAL EQUITY		44,260,694	13,956,370

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 2 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Company					Non- Controlling Interests	Total Equity
Group	Issued Capital	Retained Earnings / (Accumulated Losses)	Foreign Currency Translation Reserve (Note 25(a))	Other reserves (Note 25(b))	Total
	A$	A$	A$	A$	A$	A$	A$

Balance as of January 1, 2021	32,089,997	(34,102,300)	883,878	2,704,452	1,576,027	3,329,825	4,905,852

Loss for the period	-	(6,680,453)	-	-	(6,680,453)	(450,404)	(7,130,857)
Other comprehensive income, net of tax	-	-	266,375	-	266,375	151,214	417,589
Total comprehensive income / (loss) for the period	-	(6,680,453)	266,375	-	(6,414,078)	(299,190)	(6,713,268)

Acquisition of subsidiary	-	-	-	-	-	441,041	441,041
Issuance of new ordinary shares	12,228,148	-	-	-	12,228,148	-	12,228,148
Balance as of June 30, 2021	44,318,145	(40,782,753)	1,150,253	2,704,452	7,390,097	3,471,676	10,861,773

Balance as of January 1, 2022	48,144,406	(37,169,358)	762,348	62,500	11,799,896	2,156,474	13,956,370

Loss for the period	-	(1,347,401)	-	-	(1,347,401)	(761,363)	(2,108,764)
Change in value of a financial asset at fair value through other comprehensive income	-	-	-	(1,170,631)	(1,170,631)	-	(1,170,631)
Other comprehensive income, net of tax	-	-	1,947,226	-	1,947,226	63,046	2,010,272
Total comprehensive income / (loss) for the period	-	(1,347,401)	1,947,226	(1,170,631)	(570,806)	(698,317)	(1,269,123)

Capital injection of subsidiary	-	-	-	-	-	1,109,130	1,109,130
Acquisition of subsidiary	-	-	-	-	-	419,521	419,521
Deemed disposal of subsidiary	-	-	-	-	-	(1,790,033)	(1,790,033)
Issuance of new ordinary shares	31,834,829	-	-	-	31,834,829	-	31,834,829
Balance as of June 30, 2022	79,979,235	(38,516,759)	2,709,574	(1,108,131)	43,063,919	1,196,775	44,260,694

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 3 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

		Group
		For the Six Months Ended June 30 2022	For the Six Months Ended June 30 2021
	Notes	A$	A$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before tax		(2,108,764)	(7,130,857)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		1,002,985	653,226
Change in fair value of warrants		1,208,494	-
Gain on deemed disposal of a subsidiary		(96,453)	-
(Gain)/Loss on fair value change of derivative on financial instruments		(2,321,003)	2,914,034
Share of losses of an associate		98,032	-
Interest accrued for lease liabilities		97,086	8,475
Interest accrued for convertible notes		324,419	1,072,311
Interest income from short term loan		(398,797)	-
Provision for inventories obsolescence		-	(230)
Net cash flows from changes in working capital	29	(7,781,253)	(1,059,016)
NET CASH OUTFLOW USED IN OPERATING ACTIVITIES		(9,975,254)	(3,542,057)

CASH FLOWS FROM INVESTING ACTIVITIES
Deemed disposal of subsidiaries, net of cash disposal of	24	(14,892)	-
Payment for investment		-	(500,000)
Deposit paid for lamination production equipment		(16,467,808)	(6,663,401)
Payments for plant and equipment		(2,500)	(61,552)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(16,485,200)	(7,224,953)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of advances from other payables		-	224,291
Payment of lease liabilities – principal portion		(178,767)	(48,708)
Payment of lease liabilities – interest portion		(97,086)	-
Proceeds from shares issued		26,795,590	12,228,148
NET CASH INFLOW PROVIDED BY FINANCING ACTIVITIES		26,519,737	12,403,731

NET INCREASE IN CASH AND CASH EQUIVALENTS		59,283	1,636,721
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		274,767	2,194,084
Effect of exchange rate changes on cash and cash equivalents		14,471	165,918

CASH AND CASH EQUIVALENTS AT END OF PERIOD		348,521	3,996,723

Analysis of cash and cash equivalents:

Cash and bank balances		348,521	3,996,723

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 4 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) IAS 34 “Interim Financial Reporting”.

The unaudited condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these unaudited condensed consolidated financial statements are to be read in conjunction with the annual report for the financial year ended December 31, 2021 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The unaudited condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The Company and its subsidiaries are referred to as the “Group”.

The Group incurred a net loss of A$2,108,764 (2021: loss of A$7,130,857) during the six months ended June 30, 2022. This condition indicates the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern.

Going Concern

The Group’s unaudited consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of June 30, 2022, the Group had accumulated losses of A$38,516,759 and generated a net loss for the six months ended June 30, 2022 of A$2,108,764 and used cash in operating activities in the amount of A$9,975,254. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

For the period under review until the date of this report, the Group has raised a total of A$26,795,590 from the selling of new shares for its operation. However, the Group will be required to generate revenues and profits to sustain ongoing operation cash requirements; short of which the Group will need to continue to build its capital base to fund its business plans.

To continue as a going concern, the Group will need continual short-term borrowings for our working and operating capital. In the longer term, the Group is dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Group can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Group will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Group will continue as a going concern.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 5 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Based on the Group’s current rate of cash outflows, cash on hand and short term borrowings, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next twelve months.

The Group’s plans with respect to its liquidity issues include, but are not limited to, the following:

(a)	Continue to raise financing through the sale of its equity and/or debt securities;

(b)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Group is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Group can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Group to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

The unaudited consolidated financial statements of the Group are presented in Australian Dollars (“A$”), unless otherwise stated.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Under the equity method, an investment in an associate is recognised initially in the unaudited consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 6 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

If there is objective evidence that the Group’s net investment in an associate is impaired, the requirements of IAS 36 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the associate is disposed of.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a Group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognised in the Group’s unaudited consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

The Group applies IFRS 9, including the impairment requirements, to long-term interests in an associate to which the equity method is not applied and which form part of the net investment in the investee. Furthermore, in applying IFRS 9 to long-term interests, the Group does not take into account adjustments to their carrying amount required by IAS 28 Investments in Associates and Joint Ventures (i.e. adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 7 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

New, revised or amended Accounting Standards and Interpretations adopted

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no contingent assets, liabilities and contingent liabilities within the scope of these amendments arisen during the period.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services include both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract as well as costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counter party under the contract.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no onerous contract within the scope of these amendments arisen during the period.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 8 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s unaudited consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as it is not a first-time adopter.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no modifications of the Group’s financial instruments during the period.

2.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim unaudited condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

Associated company -The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 9 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has seven operating segments for the period ended June 30, 2022 (2021: six), being (1) the sale of electronic glass, (2)sale of nano coated plates and air filters, (3) sales of Halal products, (4) provision of credit risk analysis, (5) provide consultancy service, (6) NFT and (7) Corporate.

The executive director reviews Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The accounting policies adopted for internal reporting to the executive director are consistent with those adopted in the unaudited condensed consolidated financial statements.

The information reported to the executive director is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Operating segment information

	Sales of electronic glass (Remark 2)	Sales of air-filter products (Remark 3)	Sales of Halal products (Remark 5)	Provision of credit risk analysis (Remark 4&6)	Provision of consultancy service (Remark 5)	NFT (Remark 5)	Corporate	Total
	A$	A$	A$	A$	A$	A$	A$	A$
Unaudited Consolidated – 2022
For the six months ended June 30, 2022 Revenue
Sales to external customers	-	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-	-
Total sales revenue	-	-	-	-	-	-	-	-
Other revenue	-	-	-	1	2,878	-	398,796	401,675
Gain on deemed disposal of a subsidiary	-	-	-	-	-	-	-	-
Gain on fair value change in derivative financial instruments	-	-	-	-	-	-	2,321,003	2,321,003
Total revenue	-	-	-	1	2,878	-	2,719,799	2,722,678

EBITDA								1,073,098
Depreciation and amortization								(1,002,985)
Finance costs								(2,080,845)
Share of losses of associates								(98,032)
Loss before income tax								(2,108,764)
Income tax credit								-
Loss after income tax								(2,108,764)

As of June 30, 2022 Assets
Segment assets	30,119,394	6,163,068	463,209	2,196,488	2,461,939	1,284,874	5,584,756	48,273,728
Liabilities
Segment liabilities	(1,582,540)	(474,404)	-	-	(394,429)	(527)	(1,561,134)	(4,013,034)

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 10 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS (Continued)

Operating segment information (Continued)

	Sales and distribution of 3D displays (Remark 1)	Sales of electronic glass (Remark 2)	Sales of air-filter products (Remark 3)	Provision of credit risk analysis (Remark 4&6)	NFT (Remark 5)	Corporate	Total
	A$	A$	A$	A$	A$	A$	A$
Unaudited Consolidated – 2021
For the six months ended June 30, 2021
Revenue
Sales to external customers	3,294	-	-	-	-	-	3,294
Intersegment sales	-	-	-	-	-	-	-
Total sales revenue	3,294	-	-	-	-	-	3,294
Other revenue	9,848	-	-	-	-	25,000	34,848
Total revenue	13,142	-	-	-	-	25,000	38,142

EBITDA							(5,388,117)

Depreciation and amortization							(653,226)
Finance costs							(1,089,514)
Loss before income tax							(7,130,857)
Income tax expense							-
Loss after income tax							(7,130,857)

As of June 30, 2021 Assets
Segment assets	-	15,645,858	6,417,042	2,049,261	767,670	210,580	25,090,411
Liabilities
Segment liabilities	-	(1,737,509)	(457,741)	(808,980)	(287,802)	(7,842,009)	(11,134,041)

Remark 1: Disposed in 2H 2021.

Remark 2: Commenced in 1H-2020.

Remark 3: Commenced in 2H-2020

Remark 4: Commenced in 1H-2021.

Remark 5: Commenced in 1H 2022

Remark 6: Disposed in 1H-20222 and account for as investment in associates.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 11 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	REVENUE

	Group
	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$

Development, sales and distribution of autostereoscopic 3D products and conversion equipment	-	3,294

5.	OTHER INCOME

	Group
	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$

Sundry income	2,878	25,000

6.	FINANCE COSTS

	Group
	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$

Change in fair value of warrants	1,208,494	-
Interest on short-term loan	17,640	-
Interest on finance lease liabilities	97,086	8,475
Interest on revolving loan	-	8,728
Interest on convertible promissory note	757,625	1,072,311
	2,080,845	1,089,514

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 12 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME TAX EXPENSE

Group
	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$

Current tax expense	-	-
Income tax expense – Note 7(a)	-	-

(a)	The prima-facie tax on loss before income tax is reconciled to the income tax expense as follows:

	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$
Numerical reconciliation of income tax expense to prima-facie tax payable
Loss before income tax	(2,108,764)	(7,130,857)
Income tax benefit on loss before income tax at 30%	632,629	(2,139,257)
Difference in overseas tax rates	1,386,943	(439,376)
Less the tax effect of:
Temporary differences for the period for which no deferred tax is recognized	(2,019,572)	2,578,633
Income tax expense	-	-

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	June 30 2022	December 31 2021
	A$	A$

Balance brought forward	-	(13,668)
Exchange rate difference	-	13,668
Balance carried forward	-	-

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 13 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	DIVIDENDS

No dividends were declared and paid during the six months ended June 30, 2022 (2021: Nil).

9.	LOSS PER SHARE

	Group
	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$
Basic and diluted loss per share	(0.10)	(0.88)

Loss after income tax attributable to shareholders	(1,347,401)	(6,680,453)

	2022	2021
	No. of shares	No. of shares
Weighted average number of ordinary shares as of January 1	9,329,420	6,513,671
Effect of shares issued	4,541,559	1,055,396
Weighted average number of ordinary shares adjusted as of June 30	13,870,979	7,569,067

The loss per share was calculated based on the weighted average of 13,870,979 (2021: 7,569,067) shares outstanding during the financial period.

10.	INVENTORIES

Inventories consist of the following:

	Group
	June 30 2022	December 31 2021
	A$	A$

Finished goods	6,673,350	-
Provision for inventories obsolescence	-	-
Total, net of allowance for inventories	6,673,350	-

11.	TRADE AND OTHER RECEIVABLES

	Group
	June 30 2022	December 31 2021
	A$	A$

Trade receivables	480,576	480,095
Other receivables	19,715	20,482
	500,291	500,577
Less: Allowances for doubtful debts	(14,456)	(14,456)
Total net of allowance for inventories	485,835	486,121

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 14 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	OTHER ASSETS

	Group
	June 30 2022	December 31 2021
	A$	A$

Prepayments	273	-
Trade deposits	915,803	432,236
Other deposits	2,241,952	1,574,128
VAT receivable	-	272
	3,158,028	2,006,636

As at June 30, 2022, the Group placed deposits of A$28,510,382 (US$19,651,490) (2021: A$11,459,195 (US$8,322,460)) for purchasing lamination production lines. The deposit was classified as a non-current asset.

13.	PLANT AND EQUIPMENT

Group	Leasehold Improvements	Office Furniture and Equipment	Machinery	Total
	A$	A$	A$	A$

As of December 31, 2021
Cost	42,392	199,798	7,655,465	7,897,655
Accumulated depreciation	(19,430)	(177,086)	(1,259,405)	(1,455,921)
As of December 31, 2021	22,962	22,712	6,396,060	6,441,734
Six months ended June 30, 2022
As of December 31, 2021	22,962	22,712	6,396,060	6,441,734
Additions	-	2,500	-	2,500
Disposals	-	-	-	-
Depreciation	(10,727)	(6,039)	(548,663)	(565,429)
Exchange difference	711	502	308,308	309,521
As of June 30, 2022	12,946	19,675	6,155,705	6,188,326

As of June 30, 2022
Cost	44,387	211,701	8,051,417	8,307,505
Accumulated depreciation	(31,441)	(192,026)	(1,895,712)	(2,119,179)
As of June 30, 2022	12,946	19,675	6,155,705	6,188,326

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 15 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	INTANGIBLE ASSETS

Group
	Technologies and Knowhow	Patents and Trademark	Software and License	Total
	A$	A$	A$	A$

As of December 31, 2021
Cost	8,118,413	-	-	8,118,413
Accumulated amortization	(6,217,824)	-	-	(6,217,824)
As of December 31, 2021	1,900,589	-	-	1,900,589

Six months ended June 30, 2022
As of December 31, 2021	1,900,589	-	-	1,900,589
Additions	648,684	-	515,167	1,163,851
Amortization	(33,213)	-	-	(33,213)
Disposal of a subsidiary	(2,545,193)	-	-	(2,545,193)
Exchange difference	29,133	-	-	29,133
As of June 30, 2022	-	-	515,167	515,167

As of June 30, 2022
Cost	-	-	515,167	515,167
Accumulated amortization	-	-	-	-
Provision for impairment	-	-	-	-
As of June 30, 2022	-	-	515,167	515,167

15.	FINANCIAL ASSET AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Group
	June 30 2022	December 31 2021
	A$	A$

Investment in equity instrument designated as at FVOCI
Ordinary Shares
Balance as of beginning of period/year	562,500	-
Acquisition during year		500,000
Fair value gain/(loss) on revaluation recognised in other comprehensive income	(380,000)	62,500
Balance as of end of period/year	182,500	562,500

On February 25, 2021, the Group completed the underwriting in Oakridge International Limited (“Oakridge”), a company listed on the Australian Securities Exchange, for 500 million shares at a subscription price of A$0.001 per share for a total subscription amount of A$500,000 or equivalent to US$381,000. The 500 million shares represent approximately 15% of then total outstanding shares in Oakridge.

This investment in equity instrument is not held for trading. Instead, they are held for medium to long-term strategic purposes. Accordingly, the directors of the Company have elected to designate this investment in equity instrument as at Fair Value Through Other Comprehensive Income (FVTOCI) as they believe that recognising short-term fluctuations in this investment’s fair value in profit or loss would not be consistent with the Group’s strategy of holding this investment for long-term purposes and realising their performance potential in the long run.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 16 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	INVESTMENT (Continued)

The fair value of the investment was based on the market value quoted from Australian Stock Exchange (ASX) as at the reporting date. As at June 30, 2022, the fair value of the investment was A$185,000 (2021: 562,500).

Subsequent to the balance sheet date, the Company disposed this investment for A$275,000 and recorded a gain of A$90,000

16.	INVESTMENT IN AN ASSOCIATE

The following information contains only the particulars of a material associate and its subsidiaries, which are unlisted corporate entity whose quoted market price is not available:

				Portion of ownership interest
Name of associate	Form of business structure	Place of incorporation and business	Particulars of issued and paid up capital	Group’s effective interest	Held by the company	Principal activity

Greifenberg Digital Limited (“Greifenberg Group”)	Incorporation	Canada	2,087,000 ordinary shares of USD1 each	23.96%	23.96%	Investment holding company
Greifenberg Capital Limited	Incorporation	Hong Kong	1,227,000 ordinary shares of USD1 each	23.96%	-	Analytic financial research services
Greifenberg Analytics Limited	Incorporation	Canada	1 ordinary shares of USD1 each	23.96%	-	Analytic financial research services

The Group’s interest in Greifenberg Group is accounted for using the equity method in the interim unaudited condensed consolidated financial statements.

Summarised financial information in respect of Greifenberg Group is set out below. The summarized financial information below represents amounts in associates’ financial statements prepared in accordance with IFRS Accounting Standard:

	June 30 2022	December 31 2021
	A$	A$
Current assets	53,326	-
Non-current assets	2,536,463	-
Current liabilities	(577,055)	-
Non-current liabilities	-	-
Equity	2,012,734	-

Revenue	27,931	-
Loss from continuing operations	(409,183)	-
Loss for the period	(381,252)	-
Other comprehensive income	67,911	-
Total comprehensive loss	(313,341)	-

Dividend received from the associate	-	-

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 17 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	INVESTMENT IN AN ASSOCIATE (Continued)

Reconciliation of the above summarised financial information to the carrying amount of the interest in Greifenberg Group is recognised in the unaudited consolidated financial statements:

	June 30 2022	December 31 2021
	A$	A$
Gross amounts of net assets of the associate	2,012,734	-
Group’s effective interest	23.96%	-
Group’s share of net assets of the associate	482,207	-
Carrying amount	482,207	-

17.	AMOUNT DUE FROM AN ASSOCIATE

	Group
	June 30 2022	December 31 2021
	A$	A$

Amount due from an associate	170,507	-

The amount due from an associate is non-trade in nature, unsecured, non-interest bearing and is not expected to be repayable in the next 12 months.

18.	LEASES

Right of use assets

The carrying amount of the Group’s right of use assets and the movements during the period are as follows:

Group
Leased Property
A$

As of January 1, 2022	1,958,869
Additions	-
Depreciation	(404,343)
Exchange differences	4,379
As of June 30, 2022	1,558,905

Analyzed into:
Current portion	438,821
Non-current portion	1,120,084
1,558,905

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 18 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.	LEASES (Continued)

Lease liabilities

	Group
	June 30 2022	December 31 2021
	A$	A$

Within one year	372,883	425,567
Two to five years	1,284,460	1,403,932
	1,657,343	1,829,499
Less: Amount due within one year shown under current liabilities	(372,883)	(425,567)
Amount due after one year	1,284,460	1,403,932

Analyzed into:
Current portion	372,883	425,567
Non-current portion	1,284,460	1,403,932
	1,657,343	1,829,499

Obligations under operating lease are accounted for using weighted average cost of capital of 12.0% per annum.

19.	TRADE AND OTHER LIABILITIES

	Group
	June 30 2022	December 31 2021
	A$	A$

Trade payables	141,630	142,325
Accruals	108,490	1,014,368
Other payables	897,077	1,268,024
	1,147,197	2,424,717

20.	AMOUNTS DUE TO RELATED COMPANIES

	Group
	June 30 2022	December 31 2021
	A$	A$

Amounts due to related companies	-	247,406

The amounts due to related companies is unsecured, non-interest bearing and repayable on demand.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 19 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	June 30 2022	December 31 2021
	A$	A$
Derivative financial liabilities
- Carrying value as at beginning of period/year	2,321,003	1,478,540
- Fair value change in derivative financial instruments during the six months ended June 30, 2022 / year ended December 31, 2021	(2,321,003)	842,463
Carrying value as at period/year	-	2,321,003

Analyzed into:
Current portion	-	2,321,003
Non-current portion	-	-
	-	2,321,003

As at December 31, 2021, the derivatives related to two convertible promissory notes entered into during 2020 (details are set out in Note 22) were revalued using the weighted average assumptions: volatility 90.8%, the weighted expected term of two years, a discount rate of 3.51% and a dividend yield of 0%. The two convertible notes were converted in the current period.

In the prior year, the Group departed from IFRS 9 for certain disclosures of the note issued January 20, 2020 as not doing so would be misleading to the readers of consolidated financial statements as it would greatly inflate the activity on the 2020 consolidated statement of activity but have no effect on the consolidated balance sheet or on the net loss of the Group. As such, the Group determined it was appropriate to present the change in fair value of this derivative instrument, net of interest expense recorded at the time of issuance.

22.	CONVERTIBLE PROMISSORY NOTES

	Group
	June 30 2022	December 31 2021
	A$	A$

Face value of convertible promissory note issued on January 20, 2020 (note i)	2,621,360	2,621,360
Face value of convertible promissory note issued on August 6, 2020 (note ii)	2,291,740	2,291,740
Equity component	(3,790,737)	(3,790,737)
Liability component on initial recognition at January 20,2020	1,122,363	1,122,363
Interest accrued but not yet paid for the period (Note 6)	3,795,449	3,587,588
Interest paid during the period	(185,469)	(185,469)
Converted to share capital on Jan 19, 2022 – principal portion (note iii)	(2,501,283)	-
Converted to share capital on Jan 19, 2022 – interest portion (note iv)	(324,419)	-
Converted to share capital on Apr 13, 2022 – principal portion (note v)	(2,213,537)	-
Exchange differences	306,896	(213,066)
Carrying value as at end of period	-	4,311,416

Analyzed into:
Current portion	-	4,311,416
Non-current portion	-	-
	-	4,311,416

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 20 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	CONVERTIBLE PROMISSORY NOTES (Continued)

The two convertible notes were converted in the current period.

Note (i)

On January 20, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement the (“CN Agreement”), with an independent third party (“Noteholder”). Pursuant to CN Agreement, the Noteholder purchased from the Company a 10% convertible promissory note (the “Promissory Note”) in the principal amount of HK$14 million (equivalent to approximately A$2.6 million) maturing in two (2) years from the date of the agreement. The Noteholder has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.00, subject to adjustment, per share over the term of the Promissory Note.

In October 2020, the Group settled the interest accrued of A$174,811 by issuing 46,741 shares to the Noteholder.

Note (ii)

On August 6, 2020, the Company entered into a second Convertible Promissory Note Agreement (“the Second CN Agreement”) with a third party (“Second Noteholder”). Pursuant to the Second CN Agreement, the holder invested USD 1,650,000 under a convertible note (the “Second Note”) without interest, maturing in two years from the date of the Second Note. The Second Noteholder or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$ 3.25 per share over the term of the Second Note. The conversion price is subject to downward adjustment and has a floor price of US$ 1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Second Note. The Second Note cannot be prepaid. The Second Noteholder agreed to waive piggyback registration rights.

The conversion feature in convertible promissory notes were derivative liabilities based on the fact the conversion into shares could result in a variable number of shares to be issued.

Note (iii)

On January 19, 2022, the convertible note of A$2,501,283 was converted to 599,828 shares in the Company.

Note (iv)

On January 19, 2022, the Group settled the interest accrued of A$324,419 by issuing 65,043 shares to the Noteholder.

Note (v)

On April 13, 2022, the convertible note of A$2,213,537 was converted to 507,692 shares in the Company.

23.	ISSUED CAPITAL

(a)	Share capital

Company

	June 30, 2022		December 31, 2021
	Number of shares	A$	Number of shares	A$
Ordinary Shares fully paid	15,785,072	79,979,235	9,329,420	48,144,406

(b) Movements in share capital

	Number of Shares	A$
December 31, 2021 and January 1, 2022	9,329,420	48,144,406
Issuance of shares for redemption of convertible notes	1,172,563	5,039,239
Issuance of shares for cash	5,283,089	26,795,590
June 30, 2022	15,785,072	79,979,235

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

(c) Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 21 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24.	DEEMED DISPOSAL OF SUBSIDIARIES

On February 15, 2022, IMTE shareholding in the equity of Greifenberg was reduced from 40.75% to 23.96% as a result of investors subscripting for shares in Greifenberg Digital Limited (“Greifenberg Deemed Disposal”). From this date onwards, the investment in Greifenberg was accounted as an Investment in Associates (note 16)

(a)	Details of the disposal were as follows:

A$
Fair value of retained interest held by the Group	563,970
Net assets disposed of	(2,354,006)
Non-controlling interest	1,790,036
Cumulative exchange difference in respect of the net assets of Greifenberg reclassified from equity to profit or loss	48,374
Gain on deemed disposal	48,374

(b)	The carrying amounts of assets and liabilities as at the date of which control was lost were as follows:

A$
Intangible assets	2,545,193
Cash and bank balances	14,892
Amount due to a related company	127,597
Other deposit and prepayment	51,050
Total assets	2,738,732

Trade and other liabilities	(384,726)
Total liabilities	(384,726)

Net assets	2,354,006

(c)	An analysis of the net cash outflow of cash and cash equivalents in respect of deemed disposal of a subsidiary is as follows:

A$
Consideration received, satisfied in cash	-
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	(14,892)
Net cash outflow on deemed disposal	(14,892)

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 22 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25.	RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

(b)	Other reserves represent reserve on the capital injection by non-controlling interest.

26.	COMMITMENTS

(a)	On April 29, 2019, the Company and Teko International Limited (“Teko”) entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China (“Territories”) for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal (“PDLC”) film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (i) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. The agreement was extended for a further 3 months and on September 15, 2022, the investment in the distribution rights held by Smartglass Limited was disposed (note 31a)

(b)	As of June 30, 2022, the Group had internal capital commitments for the investments in the People’s Republic of China (“P.R.C.”) subsidiaries of A$ 18,017,920 (approximately US$ 12,419,300)(2021: A$19,277,746 (approximately US$12,983,813)

(c)	As of June 30, 2022, the Group had internal commitment for purchasing lamination productions lines of A$ [6,659,950 ](approximately US$ 5,000,000) (2021:A$ 6,659,950).

(d)	The Group has entered operating lease commitments for property management expenses under lease agreements of total A$1,292,986 (2021: nil) for rental office.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 23 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

27.	CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		June 30, 2022	December 31, 2021
Parent Entity: Integrated Media Technology Limited	Australia

Subsidiaries of Integrated Media Technology Limited:

Ace Corporation Limited*	Hong Kong	60% (Indirect )	-

CIMC Marketing Pty. Limited	Australia	100%	100%

eGlass Technologies Ltd*	Australia	100%	-

Grand Dynasty Limited	Hong Kong	100%	100%

Grand Dynasty (Zhejiang) Co., Limited	P.R.C	100% (indirect )	100% (indirect )

Greifenberg Digital Limited	Canada	-	40.75%

Greifenberg Capital Limited	Hong Kong	-	40.75% (indirect)

Greifenbery Analytics Limited	Canada	-	40.75% (indirect)

IMTE Limited (Formerly known as: Great Gold Investment Limited)	Hong Kong	100%	100%

IMTE Asia Limited	Hong Kong	100%	100%

Itana Holdings Limited	Canada	100%	100%

Joint Investment Limited	Hong Kong	100%

Renfrew International Limited	United State	100%	100%

Lonsdale International Limited	United State	100%	100%

Smart (Zhenjiang) Intelligent Technology Co., Limited (Formerly known as: Smart (Shenzhen) Technology Limited)	P.R.C	100% (indirect )	100% (indirect )

Smartglass Limited	Hong Kong	100%	100%

Sunup Holdings Limited	Hong Kong	51%	51%

Sunup Korea Limited	Hong Kong	51% (indirect )	51% (indirect )

World IntergratedSupply Sdn. Bhd.*	Malaysia	60% (indirect )	-

*	Acquired during the period
#	Disposed during the period

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 24 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

28.	RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

(a) Transactions with key management personnel

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$

Short term benefits	683,932	923,321
Post-employment benefits	-	3,027
	683,932	926,348

(b)	Other related party transactions

During the period, the Group has the following material transactions with its related parties:

	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$

Company Secretarial and CFO fee paid to a related party (Remark 1)	-	274,155

Remark 1: An entity controlled by Mr. Cecil Ho, former Company Secretary and CFO for providing professional services.

29.	CASH FLOW INFORMATION

	Group
	Period Ended June 30 2022	Period Ended June 30 2021
	A$	A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Other assets	(551,967)	(197,222)
Inventories	(6,512,192)	1,517
Trade and other receivables	390,749	32,946
Amount due from an associate	(293,792)	-
Decrease in liabilities:
Trade and other liabilities	(559,555)	(896,257)
Amounts due to related companies	(254,496)	-
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	(7,781,253)	(1,059,016)

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 25 of 26

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30.	RECLASSIFICATION

Certain amounts in the prior period unaudited condensed consolidated financial statements have been reclassified to conform to the presentation of the current period unaudited condensed consolidated financial statements. These reclassifications had no effect on the previously reported net loss.

31.	EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since June 30, 2022, which has significantly affected, or may significantly affect the operation of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

(a)	As announced in Form 6K on 12 July 2022, on 11 July 2022, the Company entered into the Sales and Purchase Agreement (“SP Agreement”) with Capital Stone Holdings Limited (“Purchaser”), a corporation incorporated in British Virgin Islands, pursuant to which the Company has conditionally agreed to sell to the Purchaser 100% equity interest in eGlass Technologies Ltd (“eGlass”), a wholly-owned subsidiary of the Company holding all the assets of our electronic glass business in China (the “Disposal”) for US$6.8 million (“Consideration”).

The Purchaser shall pay the Consideration by issuance to IMTE a debt instrument (“Loan Agreement”) which bears interests of 5% per annum, repayable in 2 years and secured against the shares of eGlass.

The Purchaser has the intention to list eGlass on the Australia Securities Exchange (“ASX”) within the next 2 years. Pursuant to the SP Agreement, the Purchaser has the right to pay the Loan by giving IMTE the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5 days volume weighted average closing price (“VWAP”) provided that such price shall not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser pay the Loan by transferring to IMTE the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan which could not be fully repaid by the eGlass shares above will be settled by cash.

(b)	In connection with the transaction described in (a) above, on and around 11 July 2022, IMTE approved to raise up to US$10 million in relation to the above disposal. IMTE will entered into Subscription Agreements (“Subscription Agreements”) where each Subscriber will subscribe to a convertible note (“Note”). The Note is interest free, unsecured and convertible into eGlass shares on the date eGlass receives notice from ASX that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to IMTE shares based on then 30-day VWAP multiplied by 90% per Note.

In addition, each Subscriber shall receive warrants (“Warrant”) equal to the amount of the Note. Each Warrant can subscribe, provided that eGlass is listed on the ASX, for one share in eGlass at the IPO Price for a period of one year after the IPO. The Warrants are assignable and transferable prior to the IPO. If eGlass is not listed on the ASX, the Warrants will automatically expire.

As at the date of this Report, the Company has signed Subscription Agreements for US$5.2million.

(c)	As announced in Form 6K on 2 August 2022, on July 29, 2022, the Board of the Company approved the fund raising of US$3.2 million for the development of Halal projects, air filter operation and working capital. In this connection, on August 2, 2022, the Company entered into private placing agreements to sell a total of 2,539,682 shares in the Company at a price of US$1.26 per share for a total raise of US$3.2 million.

In addition, the investor will also receive a warrant representing 100% of the subscription amount, raising an additional US$3.2 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company.

(d)	As announced in Form S-8 on 17 August 2022, the Company filed in accordance with the requirements under the Securities Act of 1933, as amended, in order to register 2,200,000 ordinary shares, no par value per share, issuable pursuant to the Integrated Media Technology Limited 2021 Employee Share Option Plan adopted by the Board of Directors of the Company.

Integrated Media Technology Limited | Interim Report | June 30, 2022	Page 26 of 26